Exhibit 1

KongZhong Corporation Reports First Quarter 2015 Unaudited Financial Results

BEIJING, China - May 20, 2015 - Kong Zhong Corporation (NASDAQ: KZ), a leading online games publisher and developer in the PRC, today announced its unaudited financial results for the first quarter of 2015.

First Quarter 2015 Financial Highlights

●    Total revenues for the first quarter of 2015 were US$ 50.51 mn, exceeding the guidance range of US$ 46 mn to US$ 47 mn.

●    Total gross profit was US$ 19.11 mn, exceeding the guidance range of US$ 17 mn to US$ 18 mn.

●    Net income was US$ 4.20 mn, with diluted net income per American Depositary Shares ("ADS") of US$ 0.09, exceeding the guidance level of US$ 4 mn.

●    Non-GAAP net income was US$ 5.17 mn, with Non-GAAP diluted net income per ADS of US$ 0.11 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”), exceeding the guidance level of US$ 5 mn.

●    As of March 31 2015, the Company had US$ 190.12 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 4.08 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 49.96 mn short-term bank loan. The mark to fair value of the Company’s investments in Ourgame and Forgame were priced at HK$ 3.83 and HK$ 14.84 per ordinary share, respectively (or US$ 29.04 mn and US$ 17.02 mn, respectively) as of March 31, 2015, compared to the May 19th price of Ourgame and Forgame shares at HK$ 8.90 and HK$ 19.36 (or US$ 67.51 mn and US$ 22.21 mn, respectively).

The Company's Chairman and Chief Executive Officer, Leilei Wang said, "In 1Q15 we performed in-line with our prior expectations as we had a pause in new smartphone game releases. However, moving into the second quarter and the remainder of 2015, we expect to significantly increase the release of high-quality smartphone games beginning with our highly anticipated Western Fantasy themed Card Battle Game "Super God Battle Squad" with it's open beta release scheduled for the middle of June and the strong release of Rush Three Kingdoms into the South Korean and Taiwan mobile game markets. In PC games we have begun to close beta test World of Warships and are working closely with ArenaNet on the expansion pack of Guild Wars 2. Lastly, we have begun to leverage our strategic investments in both Ourgame and Forgame to develop synergies with our business in the areas of mobile game distribution and mobile game development, among other areas, for the China mobile game market."

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Business Highlights

Internet Game Business Highlights

Key games under operations highlights

-- War Saga: World of Tanks will continue to be the primary contributor to Internet game revenues, supplemented by the 2nd War Saga game, World of Warplanes.

-- ArenaNet: The developer of Guild Wars 2, announced the first expansion for the game, "Hearts of Thorns", on January 24 2015 with first playable demos of the expansion in early March 2015 at PAX East, with closed beta testing expected to follow in the near future.

Internet game pipeline highlights

-- World of Warships, the 3rd War Saga game, has begun small scale closed beta testing with multiple beta weekend events planned for May 2015 and further closed beta testing planned into 3Q15.

-- The Chronicles of Dragon Wing, a newly licensed 3D Turn-based Tactical Battle Game, has begun closed beta testing in 2Q15.

-- Blitzkrieg 3, an asymmetric real time strategy military game, will undertake alpha testing to Chinese players in 2Q15.

-- World of Tank Generals, a card based strategy cross platform military game, will begin its first alpha test to Chinese players in 2Q15.

Mobile Game Business Highlights

1Q15 Overview

-- No new mobile game launches with smartphone game revenues driven mainly by 5 main games under operation including (1) Rush Three Kingdoms (Three Kingdoms themed Real Time Strategy) (2) My Princess is Cutest (Puzzle / Card RPG) and (3) General Three Kingdoms (Mobile Battle RPG)

For 2Q15 and beyond, we have the following mobile games in our pipeline.

-- Released "Rush Three Kingdoms" in South Korea and Taiwan with 3rd party publisher on Google Play.

-- Western Fantasy themed Card Battle Game from Chinese studio (Expected release at middle of June 2015) ("Super God Battle Squad")

-- Three Kingdoms themed 3D Action RPG from Chinese studio (Expected release, late 2Q15 or 3Q15)

-- Western Fantasy themed 3D mobile MOBA from Chinese studio (Expected release 3Q15)

-- Western Fantasy themed 3D Action RPG co-development with Korean Studio (Expected release 3Q15) (Working name: Castle of Heroes)

-- Western Fantasy themed Side-scrolling Action RPG co-development with Korean Studio 2nd half 2015 (Working name: Three Heroes)

-- At least 10 other mobile games under development internally, licensed or in discussions to license for 2nd half 2015 and 2016 release.

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	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2014	2015
	US$ in thousands	US$ in thousands	US$ in thousands

Revenues	48,955	61,637	50,512
Internet Games	24,762	29,446	26,364
Mobile Games	8,070	15,178	10,555
WVAS	16,123	17,013	13,593

Cost of Revenue	25,637	34,962	31,400
Internet Games	12,073	15,892	14,325
Mobile Games	4,050	7,148	6,667
WVAS	9,514	11,922	10,408

Gross Profit	23,318	26,675	19,112
Internet Games	12,689	13,554	12,039
Mobile Games	4,020	8,030	3,888
WVAS	6,609	5,091	3,185

Gross Margin	48%	43%	38%
Internet Games	51%	46%	46%
Mobile Games	50%	53%	37%
WVAS	41%	30%	23%

Revenues

Total revenues for the first quarter of 2015 were US$ 50.51 mn, an 18.0% decrease from the fourth quarter of 2014 but an increase of 3.2% from the same period last year.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 26.36 mn in the first quarter of 2015, an increase of 6.5% from the same period of last year but a 10.5% QoQ decline, as although World of Tanks demonstrated continued stable performance, user activity and purchases in Guild Wars 2 and World of Warplanes continued to moderate during the period. We expect performance and player purchases in Guild Wars 2 to remain depressed until the release of the upcoming expansion pack.

For the first quarter of 2015, mainland China online game operations achieved average monthly active users (“MAUs”) of 1.9 mn and aggregated monthly paying accounts (“APAs”) of 333k with monthly average revenue per user (“ARPU”) of RMB 163.

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Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015
MAU	1,696k	1,840k	1,909k
APA	280k	327k	333k
ARPU	181	185	163

Internet game revenues made up 52.2% of total revenues in the first quarter of 2015.

Mobile Games Revenues

Total mobile game revenues were US$ 10.56 mn, a 30.8% increase from the same period of last year but a 30.5% decrease from the fourth quarter of 2014. The decrease in mobile game revenues was due to a pause in the release of new self-developed and licensed games on Chinese smartphone game platforms during the 1Q15 period.

Total mobile game revenues made up 20.9% of total revenues in the first quarter of 2015.

WVAS Revenues

WVAS revenues were US$ 13.59 mn, a 20.1% decrease from the fourth quarter of 2014 and 15.7% decrease from the same period of last year.

WVAS made up 26.9% of total revenues in the first quarter of 2015.

Gross Profit

Total gross profit for the first quarter of 2015 was US$ 19.11 mn, a 28.4% decrease from the fourth quarter of 2014 and a decrease of 18.0% from the same period last year.

Total gross margin was 37.8% in the first quarter of 2015.

Internet Game Gross Profit

Internet game gross profit was US$ 12.04 mn, an 11.2% decrease from the fourth quarter of 2014 and a 5.1% decrease from the same period last year. Internet game gross margin was 45.7% compared to 46.0% in the fourth quarter of 2014.

Mobile Game Gross Profit

Mobile games gross profit was US$ 3.89 mn, a 51.6% decrease from the fourth quarter of 2014 and 3.3% decrease from the same period last year. Mobile games gross margin was 36.8% compared to 52.9% in the fourth quarter of 2014 due to higher contribution of mobile game revenues from mobile operator channels during the period.

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WVAS Gross Profit

WVAS gross profit was US$ 3.18 mn, a 37.4% decrease from the fourth quarter of 2014 and 51.8% decrease from the same period last year. WVAS gross margin was 23.4% compared to 29.9% in the fourth quarter of 2014.

Operating Expenses

Total operating expenses in the first quarter of 2015 were US$ 16.19 mn compared to US$ 19.40 mn in the fourth quarter of 2014.

Product development expenses in the first quarter of 2015 were US$ 6.12 mn compared to US$ 6.08 mn in the fourth quarter of 2014.

Sales and marketing expenses in the first quarter of 2015 were US$ 6.23 mn compared to US$ 9.08mn in the fourth quarter of 2014. Sales and marketing expenses decreased as we did not release any major new Internet or mobile games in the first quarter.

General and administrative expenses in the first quarter of 2015 were US$ 3.84 mn compared to US$ 4.24 mn in the fourth quarter of 2014.

The Company’s total headcount in the first quarter of 2015 was stable at 1,063 staff compared to 1,091 staff at the end of the fourth quarter of 2014.

Earnings

US GAAP net income and diluted income per ADS were US$ 4.20 mn and US$ 0.09, respectively. Non-GAAP net income and diluted income per ADS were US$ 5.17 mn and US$ 0.11, respectively.

Total ADS on a diluted basis outstanding during the first quarter of 2015 were 46.85 mn, compared to 46.59 mn outstanding during the fourth quarter of 2014.

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For the purpose of earnings per share calculation	Number during three months ended December 31, 2014	Number during three months ended March 31, 2015
ADS (in mns)	46.34	46.61
Add: Dilution impact from options and nonvested shares	0.25	0.24
Warrants issued to business partners	0.00	0.00
ADS on diluted basis	46.59	46.85

Balance Sheet

As of March 31, 2015, the Company had US$ 190.12 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 4.08 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 49.96 mn short-term loan. The mark to fair value of the Company’s investments in Ourgame and Forgame were priced at HK$ 3.83 and HK$ 14.84 per ordinary share, respectively (or US$ 29.04 mn and US$ 17.02 mn, respectively) as of March 31, 2015, compared to the May 19th price of Ourgame and Forgame shares at HK$ 8.90 and HK$ 19.36 (or US$ 67.51 mn and US$ 22.21 mn, respectively).

Investment in Ourgame

In the first quarter of 2014, the Company acquired a minority interest in Ourgame International Holdings Limited ("Ourgame" also known as "LianZhong") for a total consideration of RMB 100.0 mn in cash (equivalent to roughly US$ 16.5 mn at then exchange rates). Ourgame was subsequently successfully listed on the Hong Kong Stock Exchange (6899.HK) in June 2014.

Investment in Forgame

In the first quarter 2015, the Company entered into an agreement to acquire 8.89 million issued ordinary shares of Forgame Holdings Limited ("Forgame", listed on the Hong Kong Stock Exchange under ticker "0484.HK)) for a total consideration of HK$124,506,200 in cash (equivalent to approximately US$16.1 million). The acquisition was completed in January 2015 and the investment represented 7% equity interest in Forgame. As the Company has no significant influence over Forgame and Forgame is a listed company in Hong Kong, this investment was recorded as available-for-sale securities.

Business Outlook (For the second quarter ending June 30, 2015)

The Company expects total revenues for the second quarter of 2015 to be within the range of US$ 51 mn to US$ 52 mn. The Company expects total gross profit to be within the range of US$ 19 mn to US$ 20 mn. We expect net income to be around US$ 4 mn and Non-GAAP net income is expected to be around US$ 5 mn.

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Conference Call

KongZhong’s management will hold a conference call and webcast to discuss the results at 7:30 PM Eastern Daylight Time (EDT) on Wednesday, May 20, 2015 (7:30 AM Beijing/Hong Kong time, Thursday, May 21, 2015)

The Company welcomes all interested parties to participate in the live conference call. The dial-in details are as below:

- U.S. Toll Free Dial-in Number: +1 866 519 4004

- U.S. Dial-in Number: +1 845 675 0437

- Hong Kong Toll Free Dial-in Number: 800 906 601

- Hong Kong Dial-in Number: +852 3018 6771

- Mainland China Dial-in Number: 800 819 0121, 400 620 8038

- International Dial-in Number: +65 6723 9381

Passcode: 3690 1684

The live conference call via webcast and archive replay will be available on the Investor Relations section of KongZhong's website athttp://ir.kongzhong.com. The archive replay will be available on the website shortly after the call.

A dial-in replay of the conference call will be available until May 28, 2015:

- U.S. Toll Free Dial-in Number: +1 855 452 5696

- U.S. Dial-in Number: +1 646 254 3697

- Hong Kong Toll Free Dial-in Number: 800 963 117

- Hong Kong Dial-in Number: +852 3051 2780

- Mainland China Dial-in Number: 800 870 0206, 400 602 2065

- International Dial-in Number: +61 2 8199 0299

Passcode: 3690 1684

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About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com ..

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Liddy Li

Investor Relations

Tel.: (+86-10) 8857 6000

E-mail:ir@kongzhong.com

Media Contact

Xingran Chen

Public Relations

Tel.: (+86-10) 8857 6000

E-mail:chenxingran@kongzhong.com

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KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, US$ in thousands, except per share and share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2014	2015

Revenues	48,955	61,637	50,512

Cost of revenues	25,637	34,962	31,400

Gross profit	23,318	26,675	19,112

Operating expenses
Product development	5,934	6,083	6,118
Sales and marketing	6,737	9,076	6,232
General and administrative	2,364	4,236	3,838
Total operating expenses	15,035	19,395	16,188

Government subsidy	194	480	214

Income from operations	8,477	7,760	3,138

Interest income	2,269	1,891	1,640
Interest expense	-	(176)	(183)
Imputed interest on long-term liabilities	(150)	(150)	(140)
Exchange gain (loss)	(348)	385	(73)
Income before income tax expense, loss on equity method investment, net of income tax	10,248	9,710	4,382
Income tax expense	298	641	160
Loss on equity method investment, net of income tax	-	-	(25)
Net income	9,950	9,069	4,197

Earnings per ADS, basic	0.22	0.20	0.09
Earnings per ADS, diluted	0.21	0.19	0.09
Weighted average ADS outstanding (million)	45.39	46.34	46.61
Weighted average ADS used in diluted EPS calculation (million)	47.03	46.59	46.85
Net income	9,950	9,069	4,197
Other comprehensive (loss) income	(2,799)	(7,873)	8,000
Total comprehensive income	7,151	1,196	12,197

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KongZhong Corporation

Condensed Consolidated Balance Sheets

(Unaudited, US$ in thousands)

	Three Months Ended
	As of March 31,	As of December 31,	As of March 31,
	2014	2014	2015
Assets
Current assets
Cash and cash equivalents	118,303	105,093	85,168
Term deposits	4,716	16,907	16,088
Available-for-sale securities	-	20,014	46,062
Held-to-maturity securities	42,283	24,359	20,667
Accounts receivable (net)	19,526	30,244	29,235
Restricted cash	-	53,376	61,286
Other current assets	8,936	19,070	36,990
Total current assets	193,764	269,063	295,496

Non-current assets
Rental deposits	629	1,445	1,440
Intangible assets (net)	78,127	55,510	52,101
Property and equipment (net)	7,076	5,659	4,902
Long-term investments	18,380	-	1,076
Goodwill	89,575	90,019	89,675
Restricted cash	36,591	10,885	10,816
Total non-current assets	230,378	163,518	160,010
Total assets	424,142	432,581	455,506

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $39,438, $31,546 and $33,403 as of March 31, 2014, December 31, 2014 and March 31, 2015, respectively)	39,460	31,600	33,455
Short-term bank loan (including short-term bank loan of the consolidated VIE without recourse to KongZhong Corporation of $nil, $nil and $nil as of March 31, 2014, December 31, 2014 and March 31, 2015, respectively)	-	42,429	49,963
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $2,958, $4,622 and $5,013 as of March 31, 2014, December 31, 2014 and March 31, 2015, respectively)	2,987	4,652	5,042
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $11,062, $14,693 and $15,138 as of March 31, 2014, December 31, 2014 and March 31, 2015, respectively)	21,095	22,110	23,472
Total current liabilities	63,542	100,791	111,932

Non-current Liabilities
Other long-term liabilities (including other long-term liabilities of the consolidated VIE without recourse to KongZhong Corporation of $19,410, $9,860 and $10,000 as of March 31, 2014, December 31, 2014 and March 31, 2015, respectively)	19,410	9,860	10,000
Total liabilities	82,952	110,651	121,932
Shareholders’ equity	341,190	321,930	333,574
Total liabilities and shareholders’ equity	424,142	432,581	455,506

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KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited, US$ in thousands)

	Three Months Ended
	March 31,	March 31,
	2014	2015
Cash Flows From Operating Activities
Net income	9,950	4,197
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,091	3,998
Imputed interest on long-term liabilities	150	140
Loss on equity method investment	-	25
Share-based compensation	333	234
Changes in operating assets and liabilities	(6,728)	(3,124)
Net Cash Provided by Operating Activities	4,796	5,470

Cash Flows From Investing Activities
Purchase of intangible assets	(98)	-
Purchase of term deposits	(1,569)	-
Proceeds from disposal of term deposits	1,267	815
Investments	(16,380)	(4,086)
Loan to equity method investee	-	(7,618)
Purchase of held-to-maturity securities	(42,507)	(17,699)
Purchase of available-for-sale securities	-	(16,060)
Proceeds from disposal of held-to-maturity securities	51,746	21,300
Purchase of property and equipment	(2,075)	(55)
Addition of restricted cash	-	(8,145)
Net Cash Used in Investing Activities	(9,616)	(31,548)

Cash Flows From Financing Activities
Proceeds from exercise of employee stock options	429	-
Deferred payments for intangible assets	(372)	(407)
Repurchase of ordinary shares	(12)	-
Proceeds from bank borrowing	-	7,534
Net Cash Provided by Financing Activities	45	7,127

Effect of foreign exchange rate changes	(350)	(974)

Net decrease in Cash and Cash Equivalents	(5,125)	(19,925)
Cash and Cash Equivalents, Beginning of Period	123,428	105,093
Cash and Cash Equivalents, End of Period	118,303	85,168

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Non-GAAP Financial Measures
To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, imputed interest on long-term liabilities, impairment loss on cost method investment and intangible assets, as well as is adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

(US$ in thousands, except per share and share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2014	2015
GAAP net income	9,950	9,069	4,197
Share-based compensation	333	230	234
Imputed interest on long-term liabilities	150	150	140
Amortization of intangibles	180	600	600
Non-GAAP net income	10,613	10,049	5,171

Weighted average ADS used in diluted EPS calculation (million)	47.03	46.59	46.85
Non-GAAP diluted net income per ADS	0.23	0.22	0.11

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